Exhibit 99.1

News release via Canada NewsWire, Calgary 403-269-7605

    Attention Business/Financial Editors:
    Claude Resources Reports First Quarter Results

    <<
    "Increases Q1 Production by 26 Percent Period over Period"

    Trading Symbols
    TSX - CRJ
    NYSE AMEX - CGR
    >>

    SASKATOON, May 14 /CNW/ - Claude Resources Inc. ("Claude" or the
"Company") today announced first quarter production results of 10,613 ounces of gold, a 26 percent increase over the 8,423 produced during the same period in 2008. For the quarter ended March 31, 2009, the Company recorded a net loss of $1.0 million, or $0.01 per share. This compares to net earnings of $0.4 million, or $0.00 per share after a $2.2 million non-cash recovery related to income tax benefits arising from the issuance of flow-through shares for the comparable period in 2008.

    <<
    Financial Highlights (unaudited):

                                                          Three Months Ended
                                                                March 31
                                                            2009        2008

    Gold revenue ($ millions)                               11.5         8.1
    Cash flow from mining operations ($ millions)            3.8         1.7
    Net earnings (loss) ($ millions)                        (1.0)        0.4
    Earnings (loss) per share ($)                          (0.01)       0.00
    Average realized gold price
     (CDN $ per oz./US $ per oz.)                      1,146/920     921/918
    Total cash operating costs
     (CDN $ per oz./US $ per oz.)                        768/617     729/725
    Working capital ($ millions)                            15.5        11.9

    Operations:
    >>

    At its Seabee Operation, Claude milled 54,190 tonnes of ore at a grade of
6.36 grams per tonne (2008 - 51,110 at a grade of 5.37 grams per tonne) during the quarter ended March 31, 2009. Sales volume from the first quarter of 2009 was 10,070 ounces of gold compared to 8,819 ounces of gold sold during the first quarter of 2008, an increase of 15 percent. Increased sales volume and improving gold prices continued to result in significant improvements in both revenue and gross operating margin.

    Exploration:

    Claude continued its directionally-assisted underground drill program that was initiated in December 2008 from the 10th level of the Madsen mine shaft. The Company has been very encouraged by the high grade gold intercepts recovered to date including:

    <<
    -   127.12 grams per tonne over 0.75 meters (3.71 ounces per ton over
        2.46 feet);
    -   21.52 grams per tonne over 0.45 meters (0.63 ounces per ton over
        1.48 feet);
    -   33.39 grams per tonne over 2.49 meters (0.97 ounces per ton over
        8.17 feet); and
    -   25.77 grams per tonne over 7.90 meters (0.75 ounces per ton over
        25.92 feet).
    >>

    Claude's gold exploration efforts at Seabee Deep have also yielded impressive results, including 30.60 grams per tonne of gold over 2.5 meters true width.

    Outlook:

    Speaking today in Saskatoon, President and Chief Executive Officer Neil
McMillan stated that "The Company is very enthusiastic with recent exploration results from Madsen Deep that lend support to our belief in the potential of the 8 Zone system and the Madsen property. Furthermore, the Seabee Operation has benefited from positive exploration results at Seabee Deep, strong gold prices and period over period production increases. The Company continues to remain focused on its premier advanced exploration program at Madsen and further development at its Seabee Operation."

    <<
    During the remainder of 2009, the Company will continue to focus on:

    -   Advancing the underground and surface exploration drill programs at the Company's 100 percent owned Madsen exploration property with a continuation of the shaft dewatering program;
    -   Completing a National Instrument 43-101 resource estimate at Madsen;
    -   Seabee Mine/Deep exploration and development to increase or sustain reserves and resources at the Seabee Operation;
    -   Further development of satellite deposits at the Seabee Operation by continuing with an underground bulk sampling program at Porky West and, pending environment approval and permits, moving Santoy 8 towards commercial production; and
    -   Investing in capital projects and equipment to increase both production and productivity at the Seabee Operation.
    >>

    Claude Resources Inc. is a public company based in Saskatoon,
Saskatchewan, whose shares trade on the Toronto Stock Exchange (TSX-CRJ) and the NYSE Amex (NYSE Amex-CGR). Claude is a gold exploration and mining company with an asset base located entirely in Canada. Since 1991, Claude has produced approximately 840,000 ounces of gold from its Seabee mining operation in northeastern Saskatchewan. The Company also owns 100% of the 10,000 acre
Madsen property in the prolific Red Lake gold camp of northwestern Ontario.

    CAUTION REGARDING FORWARD-LOOKING STATEMENTS

    This Press Release may contain 'forward-looking' statements regarding the plans, intentions, beliefs and current expectations of the Company, its directors, or its officers with respect to the future business activities and operating performance of the Company. The words "may", "would", "could",
"will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions, as they relate to the Company, or its management, are intended to identify such forward-looking statements. Investors are cautioned that any such forward-looking statements are not guarantees of future business activities or performance and involve risks and uncertainties, and that the
Company's future business activities may differ materially from those in the forward-looking statements as a result of various factors. Such risks, uncertainties and factors are described in the periodic filings with the
Canadian securities regulatory authorities, including the Company's Annual
Information Form and quarterly and annual Management's Discussion & Analysis, which may be viewed on SEDAR at www.sedar.com. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update these forward-looking statements.
    A copy of Claude's Q1 2009 interim financial statements and notes
(unaudited) can be viewed at www.clauderesources.com. Further information relating to Claude Resources Inc. has been filed on SEDAR and may be viewed at
www.sedar.com.

    %SEDAR: 00000498E          %CIK: 0001173924

    /For further information: Neil McMillan, President & CEO, Claude
Resources Inc., Phone: (306) 668-7505; or Marc Lepage, Investor Relations,
Claude Resources Inc., Phone: (306) 668-7501, Email: ir(at)clauderesources.com,
Website: www.clauderesources.com/
    (CRJ. CGR)

CO:  CLAUDE RESOURCES INC.

CNW 09:30e 14-MAY-09